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                                    RISK FACTORS
                                    ------------

     The following factors should be considered carefully before purchasing the Shares offered by this Prospectus.

GENERAL INDUSTRY CONSIDERATIONS
-------------------------------

     VOLATILITY OF OIL AND GAS PRICES AND MARKETS. The Company's revenues and earnings are determined, to a large degree, by prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and numerous additional factors that are beyond the control of the Company.

     DRILLING AND OPERATING RISKS. The Company's oil and gas operations are subject to all of the risks and hazards typically associated with drilling for, and production and transportation of, oil and gas. These risks include the necessity of spending large amounts of money for identification and acquisition of properties and for drilling and completion of wells. In the drilling of exploratory or development wells, failures and losses may occur before any deposits of oil or gas are found. The presence of unanticipated pressure or irregularities in formations, blow-outs or accidents may cause such activity to be unsuccessful, resulting in a loss of the Company's investment in such activity. If oil or gas is encountered, there can be no assurance that it can be produced in economic quantities sufficient to justify the cost of continuing such operations or that it can be marketed satisfactorily.

     OPERATING HAZARDS AND UNINSURED RISKS. The oil and gas business involves a variety of operating risks, including fire, explosion, pipe failure, casing collapse, abnormally pressured formations, and environmental hazards such as oil spills, gas leaks, and discharges of toxic gases. The occurrence of any of these events with respect to any property operated or owned (in whole or in part) by the Company could have a material adverse impact on the Company. The Company and the operators of its properties maintain insurance in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance coverage is not always economically feasible and is not obtained to cover all types of operational risks. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial condition.

     COMPETITION. The oil and gas industry is highly competitive. The Company competes in the areas of property acquisitions and the development and production of oil and gas with major oil companies and other independent oil and gas concerns, as well as with individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company.

     ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION. Oil and gas operations in the United States are subject to various Federal, state and local governmental regulations. The production,

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handling, transportation and disposal of oil and gas and their by-products are subject to regulation under Federal, state and local environmental laws. To date, the Company has not been required to expend significant resources in order to satisfy applicable environmental laws and regulations applicable to domestic operations. However, compliance costs under existing legal requirements and under any new requirements that might be enacted could become material. Additional matters subject to governmental regulation in the United States include discharge permits for drilling operations, performance bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, Federal and state regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas.

     The regulation of the petroleum industry in Australia is similar to that of the United States and is imposed at both the commonwealth and state level. Regulations in Australia impose environmental, cultural heritage and native title restrictions on accessing resources. In addition, legislation in the State of Queensland regulates construction of pipelines and the royalties payable. The cost of complying with environmental and other regulations applicable to the Company's Australian operations cannot be estimated at this time.

SPECIFIC COMPANY CONSIDERATIONS
-------------------------------

     UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES. Certain published materials of the Company contain estimates of the Company's oil and gas reserves and the discounted future net revenues from those reserves, as prepared by independent petroleum engineers and/or the Company. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company.
Those estimates are based on several assumptions that the SEC requires oil and gas companies to use, for example, constant oil and gas prices. Such estimates are inherently imprecise indications of future net revenues.
Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves might vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves. In addition, the Company's reserves might be subject to revision based upon future production, results of future exploitation and development, prevailing oil and gas prices and other factors.

     OPERATING CAPITAL AND CASH FLOW. The Company anticipates that in order to pursue both its domestic and international projects, cash on hand, existing cash flows and bank financing will have to be supplemented with project financing and/or additional corporate debt or equity. The Company expects to continue to incur capital expenditures in excess of operating cash flows, which will further decrease its cash and temporary investments. The Company has minimal remaining unused borrowing capacity and is therefore attempting to establish additional oil and gas reserves through its exploitation and exploration projects which, if successful, could increase its borrowing base with the bank. Also, to offset the reductions in cash, the Company may seek to sell various properties. The Company is also exploring various capital raising options in order to proceed with its business

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plan.  However, there can be no assurance that sufficient capital will be obtained from financing and sales transactions or, if obtained, that the transactions will be on terms acceptable to the Company or on a basis that meets the Company's objectives.

     The Company has entered into hedge positions to partially mitigate the effects of lower oil and gas prices and corresponding adverse effects on cash flow. Notwithstanding the Company's hedging activities, significant decreases in oil and gas prices could cause a significant reduction in cash flows available for the funding of capital projects, particularly in light of the Company's limited cash and cash equivalents, and could negatively impact the Company's efforts to secure new financing.

     AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS. As of September 30, 1997, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $46.9 million, which expire at various dates through fiscal 2012 (subject to certain limitations). The utilization of these carryforwards effectively lowers the Company's current Federal income tax rate from approximately 35% to approximately 2%, and therefore provides a significant benefit to the Company to the extent it generates taxable income.
 Under complex Federal income tax rules, the Company's net operating loss carryforwards would be subjected to an annual limitation should there be a change of over 50% in the stock ownership of the Company during any three-year period. For example, the annual use of the net operating loss carryforwards could be limited if the Company issued substantial amounts of Common Stock, or its largest stockholders sold substantial amounts of their Common Stock. Also, if the Company were to be acquired by a tender offer, merger, or similar transaction, the acquiror could be limited in its ability to utilize the loss carryforwards, and the purchase price for the Company could be adversely affected.

     DEPENDENCE UPON KEY MANAGEMENT. The operations of the Company are substantially dependent upon David L. Bradshaw, its President, Chief Executive Officer and a Director, and Jeff T. Obourn, its Senior Vice President -Operations. The Company has no key man life insurance on either Mr. Bradshaw or Mr. Obourn. The loss of services of any such person to the Company could have a material adverse impact on the Company.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market by officers, directors and principal stockholders of the Company through the exercise of registration rights or subject to compliance with certain volume limitations as prescribed by Rule 144 under the Act could adversely affect the market price for the Common Stock.

     CONTINUING CONTROL BY EXISTING PRINCIPAL STOCKHOLDERS AND MANAGEMENT. Existing principal stockholders and management own approximately 37% of the outstanding shares of Common Stock. Such persons are, as a practical matter, able to elect all members of the Company's Board of Directors and control the Company.

     FINANCIAL REPORTING IMPACT OF FULL COST METHOD OF ACCOUNTING. The Company follows the full cost method of accounting for its oil and gas properties. Under such method, the net book value

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of properties on a country by country basis, less related deferred income taxes, may not exceed a calculated "ceiling." The ceiling is the estimated future after tax net revenues from proved oil and gas properties, discounted at 10% per year. In calculating discounted future net revenues, oil and gas prices in effect at the time of the calculation are held constant, except for changes which are fixed and determinable by existing contracts. The net book value is compared to the ceiling on a quarterly basis. The excess, if any, of the net book value above the ceiling is required to be written off as an expense. Under SEC full cost accounting rules, any write-off recorded may not be reversed even if higher oil and gas prices increase the ceiling applicable to future periods. Future price decreases could result in reductions in the carrying value of such assets and an equivalent charge to earnings.

     AUTHORIZED PREFERRED STOCK. The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of Cumulative Preferred Stock, par value $1.00 per share, and up to 10,000,000 shares of Non-Cumulative Preferred Stock, par value $1.00 per share. The Board of Directors of the Company has the authority to divide the two classes of Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any such series. Such preferences could include, among other things, the establishment of dividends which must be paid prior to the declaration or payment of dividends or other distributions (including share repurchases) with respect to Common Stock. Moreover, other terms established by the Board of Directors, such as voting or liquidation rights, could adversely affect the rights of holders of Common Stock. In addition, the ability of the Board of Directors to issue Preferred Stock could impede or deter unsolicited tender offers or takeover proposals regarding the Company.

     FUTURE DILUTION. As of the date of this Prospectus, there were warrants and options outstanding to purchase 879,150 shares of the Common Stock of the Company representing 6.7% of its then outstanding shares of Common Stock. Of the total warrants and options outstanding, 205,000 are exercisable at $2.00 per share, 163,400 are exercisable at $2.75 per share, 1,250 are exercisable at $3.52 per share, 80,000 are exercisable at $3.63 per share, 15,000 are exercisable at $3.69 per share, 105,000 are exercisable at $4.25 per share, 50,000 are exercisable at $4.31 per share, 56,000 are exercisable at $4.38 per share, 20,000 are exercisable at $4.44 per share, 17,500 are exercisable at $4.56 per share, 90,000 are exercisable at $4.63 per share, 61,000 are exercisable at $4.75 per share, and 15,000 are exercisable at $5.13 per share. These options and warrants enable the holder to profit from a rise in the market value of the Common Stock with potential dilution to the existing holders of Common Stock. The existence of these warrants and options, representing an overhanging obligation to sell additional Common Stock at prices that may be below the then current market price of the Common Stock, could inhibit the ability of the Company to obtain new equity because of reluctance by potential equity holders to absorb potential dilution to the value of their shares.

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